Exhibit 21

SUBSIDIARIES OF COHU, INC.

LEGAL ENTITY NAME	PLACE OF INCORPORATION
Delta Design, Inc. (1)	Delaware
FRL, Incorporated	California
Broadcast Microwave Services, Inc. (2)	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1) Delta Design, Inc. owns the following subsidiaries:
Delta Design Luxembourg S.à r.l	Luxembourg
Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.	Costa Rica
Delta Design Europe GmbH	Germany
Rasco GmbH	Germany
Rosenheim Automation Systems Corporation	California
Ismeca Semiconductor Holding SA (3)	Switzerland
(2) Broadcast Microwave Services, Inc. owns the following subsidiary:
Broadcast Microwave Services Europe GmbH	Germany
(3) Ismeca Semiconductor Holding SA owns the following subsidiaries:
Ismeca Europe Semiconductor SA	Switzerland
CDF Holding USA	Delaware
Ismeca USA, Inc.	California
Ismeca Malaysia Sdn	Malaysia
Ismeca Semiconductor (Suzhou) Co Ltd	China